P.E 5-1-02

33-84952-0

[redacted]

02038465

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, ~~19~~ 2002.

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date May 29, 2002 By ________________________
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

Wharf Finance (BVI) Limited Issues Fixed-Rate Retail Bonds

Hong Kong, May 23, 2002 ...... The Wharf (Holdings) Limited (the "Company") announced today the launch of its first issue of retail bonds by its wholly-owned subsidiary, Wharf Finance (BVI) Limited (the "Issuer"). Interest and principal on the notes will carry the full and unconditional guarantee of the Company.

Details of the issue are as follows:

Tranche	Issue No.	Coupon Rate	Maturity Date
A	Wharf 201	3.68%	June 7, 2004
B	Wharf 301	4.36%	June 7, 2005

The bonds will have denominations of HK$50,000 each and are offered by Standard Chartered Bank (the "Lead Manager"), Bank of Communications and Wing Lung Bank (together with the Lead Manager, the "Managers") for an aggregate minimum amount of HK$500 million, being a minimum amount of HK$200 million for the Tranche A notes and HK$300 million for the Tranche B notes. The final issue amount will be subject to the Lead Manager's discretion.

The public are invited to purchase the notes starting 9:00 a.m. tomorrow (May 24) to 4:00 p.m. on May 31, 2002. The offer period may be extended to June 6, 2002 at the Lead Manager's discretion and could also end prior to May 31, 2002 if the Notes were sold out before that date. Any extension on the offer period will be announced on or before May 31, 2002 by the Lead Manager. The initial purchase price for both tranches is 100 per cent of their principal amount and the notes are sold on a "first come, first served" basis. The purchase prices after the offer period, however, may be different from the initial purchase price subject to the then prevailing market environment. Purchase can only be made through the Managers either in person or by telephone from the Lead Manager. In order to purchase the notes from a Manager, one must have, or must open, a bank account and also an investment account with that Manager. The prospectus will be available from the 151 designated branches of the Managers and on the Company's website at www.wharfholdings.com.

The notes will be issued on June 7, 2002 and will not be listed on any stock exchange. The Managers will make markets to buy or sell the notes in the secondary market. Investors should read the Prospectus before making an investment decision.

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For enquiries, please contact:

Margaret Ng
Corporate Communications Manager
The Wharf (Holdings) Limited
Tel: (852) 2118 2196
Fax: (852) 2118 2028
E-mail: pr@wharfholdings.com